

September 28, 2011

<u>Via E-mail</u>
Punit Dhillon
President and Chief Executive Officer
Oncosec Medical Incorporated
4690 Executive Drive, Suite 250
San Diego, CA 92121

> **Re:** **Oncosec Medical Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-175779**

Dear Mr. Dhillon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please revise to provide a closing price of your common stock as of a more recent practicable date.

<u>Summary, page 1</u>

<u>The June Private Placement, page 2</u>

2. We note your response to comment three in our letter dated August 22, 2011 and the related revision to the cover page of your prospectus that "[i]n addition, [you] are registering 240,000 shares of common stock underlying *options* issued to the co-placement agents in the June Private Placement." We further note your disclosure elsewhere in the filing and in Section A of Exhibit 10.10, as amended, which refer to issuances of *warrants* to the placement agents as compensation. Please clarify or revise.

3. We note your responses to comments four through eight in our letter dated August 22, 2011. Please revise to disclose in your prospectus the information provided in response to these comments or tell us why this information is not material to investors.

4. We note your response to comment five in our letter dated August 22, 2011 that the table provided provides "the dollar amount of the currently determinable payments in connection with the June Private Placement that the company has made or may be required to make..." Please clarify <u>all</u> potential payments that the company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including those potential payments discussed in the first and second paragraphs on page 4 of your response letter as well as the warrants issued to the placement agents.

5. We note your response to comment seven in our letter dated August 22, 2011. Please clarify the tabular disclosure provided by providing all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above.

6. We note your response to comment eight in our letter dated August 22, 2011 and footnote one to the table provided in your response. Please clarify why the number of shares held by the directors and officers in your beneficial ownership table is inconsistent with the number in the second row of your response.

7. We note the last two sentences of your response to comment nine in our letter dated August 22, 2011. Please state this in your filing.

<u>Selling Stockholders, page 16</u>

8. We note your response to comment 10 in our letter dated August 22, 2011. We also note your disclosure in the fifth paragraph under this heading that the table "sets forth the name of each selling stockholder, the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with [you] or with any of [y]our predecessors or affiliates….." It does not appear that you have included a materially complete description of the relationships which the selling stockholders have had in the past three years in the footnotes to the table as described in the lead-in to this table. Please revise to include in the footnotes to the table a description of the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three years, with you or with any of your predecessors or affiliates or include in the footnotes a cross-reference to this disclosure elsewhere in your filing.

9. We note your response to comment 12 in our letter dated August 22, 2011 and the related revisions in your filing. Please revise to remove the qualifying statement "[t]o the best of

our knowledge." We would not object if you attribute this statement to information provided by your selling stockholders.

Selling Stockholders, page 16

10. We reviewed your revised disclosure in response to comment 13 in our letter dated August 22, 2011 and we reissue that comment in part. Please revise to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by Vista Partners LLC.

Description of Securities, page 19

Authorized Capital Stock, page 19

11. We note your response to comment 15 in our letter dated August 22, 2011 that the decrease in shares was a result of "17,280,000 shares of common stock held by the Company's previous majority stockholders [which] were returned to the Company for no consideration." With a view toward disclosure, please explain why these majority stockholders returned their common stock to the company for no consideration.

Exhibit 10.10

12. Please provide the Appendix to this agreement which is referenced in your response to comment five in our letter dated August 22, 2011. Please also provide the letter agreement dated May 17, 2011 between you and Rodman & Renshaw, LLC which is referenced on the penultimate page of this exhibit.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Steven G. Rowles, Esq.
Morrison & Foerster LLP